                                    FORM 6-K




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For November 18, 2002




                            PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                 VANCOUVER, B.C.
                                     V6C 2T6






Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F      Form 40-F  X
                                 -----          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes         No   X
                           -----       ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PAN AMERICAN SILVER CORP.




Date: November 18, 2002                 By:  /s/ Gordon Jang
                                             -----------------------------------
                                             Gordon Jang,
                                             Controller,
                                             and Corporate Secretary


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DOCUMENTS INCLUDED AS PART OF THIS REPORT

NO.                        DOCUMENT
---                        --------
10.1.                      Material Change Report under Section 85(1) of the Securities Act (British Columbia)
                           dated November 21, 2002.

99.1.                      Press Release dated November 18, 2002.





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